SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number: 333-09470

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO HOLDING COMPANY
(Translation of Registrant’s name into English)

Av. Doutor Chucri Zaidan, 860
04583-110—São Paulo, SP, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

VIVO PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item
1.
Notice to the Market dated September 18, 2009 regarding shareholder equity position resulting from the merger of shares of Telemig Celular S.A. into Telemig Celular Participações S.A. and of the shares of Telemig Celular Participações S.A. into Vivo Participações S.A.

Item 1

VIVO PARTICIPAÇÕES S.A. Publicly-held Company CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92
NOTICE TO THE MARKET

Vivo Participações S.A. (“Vivo Part.”) informs the market that its shareholder equity position resulting from the merger of shares of Telemig Celular S.A. (“TC”) into Telemig Celular Participações S.A. (“TCP”) and of the shares of TCP into Vivo Part. (the “Corporate Restructuring”), taking into consideration that the term for exercising withdrawal rights in the Corporate Restructuring has expired and that the resolutions of the Extraordinary Shareholders Meetings of TC, TCP and Vivo Part. held on July 27, 2009 were not reconsidered, is as follows:

SHAREHOLDER EQUITY POSITION IN THE CAPITAL STOCK OF VIVO PART
SHAREHOLDERS	COMMON SHARES		PREFERRED SHARES		TOTAL
Brasilcel, N.V.	54,641,459	39.81%	91,087,513	34.58%	145,728,972	36.37%
Portelcom Participações S.A.	22,235,503	16.20%	6,189,755	2.35%	28,425,258	7.09%
Sudestecel Participações Ltda	22,547,496	16.43%	1,169,552	0.44%	23,717,048	5.92%
Avista Participações Ltda	2,407,614	1.75%	11,653,452	4.42%	14,061,066	3.51%
TBS Celular Participações S.A.	17,204,638	12.53%	291,449	0.11%	17,496,087	4.37%
Tagilo Participações S.A.	3,015,261	2.20%	5,656,432	2.15%	8,671,693	2.16%
Sub Total Grupo Brasicel	122,051,971	88.92%	116,048,153	44.05%	238,100,124	59.42%
Shares in Treasury	0	0.00%	1,123,725	0.43%	1,123,725	0.28%
Cyrte Investments GP I B V	0	0.00%	15,434,521	5.86%	15,434,521	3.85%
FMR LLC (held as ADRs)	0	0.00%	18,558,987	7.04%	18,558,987	4.63%
Other	15,217,217	11.08%	112,279,253	42.62%	127,496,470	31.82%
Total	137,269,188	100.00%	263,444,639	100.00%	400,713,827	100.00%

Also, as a result of the Corporate Restructuring, as disclosed, TCP is the sole shareholder of TC, and Vivo Part. is the sole shareholder of TCP.

São Paulo, September 18, 2009.

Cristiane Barretto Sales Investor Relations’ Officer Vivo Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIVO PARTICIPAÇÕES S.A.

Date:	September 21, 2009	By:	/s/ Cristiane Barretto Sales
			Name:	Cristiane Barretto Sales
			Title:	Investor Relations Officer